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February 1, 1995



Terra Industries Inc.
Sioux City, Iowa



We have audited the consolidated financial statements of Terra Industries Inc. as of December 31, 1994 and 1993, and for each of the three years in the period ended December 31, 1994, included in your Annual Report, which is incorporated by reference in your Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated February 1, 1995. Note 3 to such consolidated financial statements contains a description of your change in accounting during the year ended December 31, 1994, for major maintenance turnarounds at manufacturing facilities from accruing such costs prior to the turnarounds to capitalizing such costs and amortizing them ratably over the period until the next scheduled turnaround. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.



Deloitte & Touche LLP